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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SmarTire Systems, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

831913-10-8

(CUSIP Number)

Danhai Mu, Esq., Chu, Ring & Hazel LLP, 49 Melcher Street, Boston, MA 02110

Tel: 617-443-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 831913-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marcello Cipriani

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Italian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 504,795 8. Shared Voting Power: None 9. Sole Dispositive Power: 2,554,795 10. Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,554,795

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

Amendment No. 2 to Schedule 13D

Marcello Capriani, an Italian citizen, whose address is Via Buonarroti 16, Milan 20143 Italy (the “Reporting Person”), hereby amends and supplements his statement on Schedule 13D relating to the common stock, without par value (“Common Stock”), of SmarTire Systems, Inc., a Canadian corporation (the “Issuer”), originally filed with the Commission on December 5, 2002 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on May 7, 2003. The Schedule 13D of the Reporting Person is hereinafter referred to as the “Statement”.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby supplemented as follows:

The aggregate amount of funds of the Reporting Person used to purchase the securities reported herein in Items 4 and 5 were US$50,000 (inclusive of expenses). The source of funds used to purchase securities of the Issuer on behalf of the Reporting Person was US$50,000 of personal funds.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby supplemented as follows:

On May 5, 2003, the Reporting Person purchased from the Issuer 500,000 shares of Common Stock of the Issuer at a purchase price of US$0.10 per share and also acquired from the Issuer a common share purchase warrant (the “Warrant”) exercisable for 1,000,000 shares of Common Stock at an exercise price of US$0.12 per share, in a private placement; provided however, that the Reporting Person shall not sell or otherwise transfer the Warrant or any shares of Common Stock issued in such private placement or issuable upon exercise of the Warrant, until June 14, 2003.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby supplemented as follows:

As a result of the purchase of 500,000 shares of Common Stock and acquisition of the Warrant on May 5, 2003 by the Reporting Person, the Reporting Person was deemed to beneficially own 2,554,795 shares of Common Stock (consisting of (i) 500,000 shares of Common Stock issued by the Issuer to the Reporting Person on May 5, 2003, (ii) 4,795 shares of Common Stock previously issued to the Reporting Person, (iii) 50,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of that certain warrant previously issued by the Issuer to the Reporting Person on September 20, 2002, (iv) 1,000,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of that certain warrant previously issued by the Issuer to the Reporting Person on November 4, 2002, and (v) 1,000,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of the Warrant), which constitutes approximately 9.9% of the 25,881,445 shares of Common Stock deemed to be outstanding (consisting of 23,831,445 shares reported to be outstanding as of February 28, 2003 in the Issuer’s Quarterly Report on Form 10-QSB filed by the Issuer as of March 21, 2003, plus (i) 50,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of that certain warrant previously issued by the Issuer to the Reporting Person on September 20, 2002, (ii) 1,000,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of that certain warrant previously issued by the Issuer to the Reporting Person on November 4, 2002, and (iii) 1,000,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of the Warrant), as determined under Rule 13d-3 of the Securities and Exchange Commission.

The beneficial ownership by the Reporting Person of Common Stock as of the date hereof is as follows:

Reporting Person	No. of Shares Deemed to be Beneficially Owned	Percentage of Issued and Outstanding Shares
Marcello Cipriani	2,554,795	9.9%

On March 5, 2003, the Reporting Person sold 1,000,000 shares of Common Stock on a public stock exchange at a sales price of $0.1045 per share. This sale is disclosed in Amendment No. 1 to this Statement.

Except as set forth above, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 23,831,445 shares reported to be outstanding as of February 28, 2003 in the Issuer’s Quarterly Report on Form 10-QSB filed by the Issuer as of March 21, 2003.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: May 25, 2003

/s/ Marcello Cipriani

Marcello Cipriani